_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2007

Commission File Number 001-31303

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

Cheyenne Light, Fuel and

Power Company

Retirement Savings Plan

Financial Statements as of and for the

Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of December 31, 2007,

and Report of Independent Registered Public

Accounting Firm

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 –

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Cheyenne Light, Fuel and Power Company Retirement Savings Plan

Rapid City, SD

We have audited the accompanying statements of net assets available for benefits of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, MN

June 25, 2008

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Cash	$1,858	$34
Participant-directed investments – at fair value	3,521,457	2,526,789
Receivables:
Employer contributions	118,518	128,504
Dividends	1,531	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,643,364	2,655,327

ADUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(1,947)	14,399

NET ASSETS AVAILABLE FOR BENEFITS	$3,641,417	$2,669,726

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$2,669,726	$1,568,574

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	630,253	582,433
Participant rollovers	99,660	44,113
Employer contributions	379,526	377,679
Investment interest and dividends	82,736	116,812
Net realized and unrealized gain in fair value of investments	105,685	81,419
Administrative expenses	(670)	(1,390)
Distributions to participants	(325,465)	(99,250)
Other	(34)	(664)

NET INCREASE DURING THE YEAR	971,691	1,101,152

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$3,641,417	$2,669,726

See notes to financial statements.

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Cheyenne Light, Fuel and Power Company Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution plan for eligible employees of the Black Hills Corporation subsidiary, Cheyenne Light, Fuel and Power Company (the “Company”), which was established on January 22, 2005. The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Merrill Lynch served as the asset custodian and recordkeeper until May 1, 2007, when the Plan was converted to Charles Schwab, and new custodial and recordkeeping agreements were executed. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting — Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions and their employer matching contributions. Participants vest in their employer profit-sharing contributions after completion of five years of service. Participants also become fully vested in employer profit-sharing contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $15,500 and $15,000 for 2007 and 2006, respectively, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of Plan participants in any of the 18 investment options or individual investments as directed by the participant. There is an automatic enrollment provision in which eligible employees shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%. According to Section 4.1B of the Plan document, the participants are allowed to make after-tax contributions. After-tax contributions are limited to 10% of compensation and when added to the pretax contributions cannot exceed 20% of compensation.

The Plan provides for an employer match for employees covered by a collective bargaining agreement up to a maximum of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 4% of each participant’s eligible compensation. The Plan provides for a safe-harbor employer match for nonbargaining unit employees up to a maximum match of 100% of the first 3% of each participant’s eligible compensation, plus 50% of the next 2% of each participant’s eligible compensation.

Rollover Contributions — The Plan received $99,660 and $44,113 in rollover transfers from other qualified plans in 2007 and 2006, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s profit sharing contribution, allocations of Company discretionary contributions (e.g., participant forfeitures), Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans — The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years; however, the Plan does allow for an extended repayment period of 15 years if the loan is used to purchase a principal residence. During 2007 and 2006, interest rates on outstanding participant loans ranged from 6.75% to 9.25%. Loans are prohibited for terminated employees.

Distributions to Participants — Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts — Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching or profit-sharing contributions. During 2007 and 2006, forfeitures of $11,398 and $659, respectively, were used to reduce the Company’s annual matching and profit sharing contributions.

Amendments and Termination — Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested, and all assets will be distributed among the participants in accordance with Plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. Participant loans are valued at the outstanding loan balance.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments in the current year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Plan Expenses — Administrative fees of approximately $18,411 and $21,598 were paid by the Company in 2007 and 2006, respectively. Administrative expenses for loan fees are paid by the individual Plan participants and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Use of Estimates — The preparation of financial statements in accordance with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	INVESTMENTS

The investment options of the Plan at December 31, 2007, included a Charles Schwab Stable Value Fund, Vanguard mutual funds, common stock of the Parent Company, Black Hills Corporation, and other investments as self-directed by participants. The investment options of the Plan at December 31, 2006, included collective trusts of Merrill Lynch, mutual funds, common stock of the Parent Company, Black Hills Corporation, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006, consist of the following:

	2007	2006

Schwab Stable Value Fund (at contract value)	$721,096
Vanguard Extended Market Index Fund	439,799
Vanguard Institutional Index Fund	632,117
Vanguard Target Retirement 2030 Fund	217,246
Vanguard Total Bond Market Index Fund	367,530
Vanguard Total International Stock Index Fund	459,668
Merrill Lynch Retirement Preservation Trust		$772,500
Merrill Lynch Equity Index Trust 1		164,482
Davis New York Venture Fund		284,107
PIMCO Total Return Fund		337,498
Templeton Foreign Fund		178,549
Oppenheimer Global Fund		126,026
Franklin Balance Sheet		227,869

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2007	2006

Common stock	$19,368	$4,310
Mutual funds	56,001	58,474
Common collective trusts	30,316	18,635

Total	$105,685	$81,419

4.	TAX STATUS

The Plan has not yet filed for a determination from the Internal Revenue Service. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax is believed necessary.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Charles Schwab funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2007 and 2006, the Plan held 3,183 and 1,931 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $120,376 and $68,274, respectively. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income from this investment of $3,569 and $1,557, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$3,641,417
Adjustments from contract value to fair value for fully benefit-responsive
investment contracts	1,947

Net assets available for benefits per the Form 5500	$3,643,364

For the year ended December 31, 2007, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net investment income per the financial statements	$188,387
Investment income for fair value of fully benefit-responsive
investment contracts	1,947

Total earnings on investments per the Form 5500	$190,334

******

SUPPLEMENTAL SCHEDULE

CHEYENNE LIGHT, FUEL AND POWER COMPANY

RETIREMENT SAVINGS PLAN

(EIN: 46-0458824) (Plan No. 004)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (Held at End of Year)

AS OF DECEMBER 31, 2007

		Current
Description	Cost**	Value

Money Market Fund —
Stock liquidity fund		$1,858

Collective trust —
Schwab Stable Value Fund*		723,043

Mutual funds:
Vanguard Extended Market Index Fund		439,799
Vanguard Inflation-Protected Securities Fund		53,424
Vanguard Institutional Index Fund		632,117
Vanguard REIT Index Fund		70,648
Vanguard Total Bond Market Index Fund		367,530
Vanguard Total International Stock Index Fund		459,668
Vanguard Target Retirement Income Fund		—
Vanguard Target Retirement 2010 Fund		68,082
Vanguard Target Retirement 2015 Fund		44,831
Vanguard Target Retirement 2020 Fund		47,956
Vanguard Target Retirement 2025 Fund		80,839
Vanguard Target Retirement 2030 Fund		217,246
Vanguard Target Retirement 2035 Fund		22,978
Vanguard Target Retirement 2040 Fund		8,668
Vanguard Target Retirement 2045 Fund		9,549
Vanguard Target Retirement 2050 Fund		746

Total mutual funds		2,524,081

Common stock – Black Hills Corporation*		140,370

Participant loans, with interest rates ranging from 6.75% - 9.25% —
Maturity dates extending through October 11, 2012*		133,963

		$3,523,315

__________________________

*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Cheyenne Light, Fuel and Power Company
Retirement Savings Plan

	By:	/s/ DAVID R. EMERY
David R. Emery
Chairman, President and
Chief Executive Officer

Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP